SEARS CANADA INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

This letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

October 1, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.
Amendment No. 3 to Form 20-F
Filed August 30, 2012
File No. 000-54726

Dear Ms. Ransom:

I want to thank you for your comments (the “Comments”) concerning the above-referenced document as provided telephonically to Greg Guyatt on September 28, 2012, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Canada Inc. (“we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your Comment in bold and each of our responses is keyed to the numerical order of the Comments.

To assist the staff of the Commission (the “Staff”) in reviewing this letter, I will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of any materials, please do not hesitate to contact me. Pursuant to 17 C.F.R. §200.83, I am requesting confidential treatment for certain portions of this letter.

Confidential Treatment Requested by Sears Canada Inc.

The following are our responses to the Comments:

1.	Please identify the managers for each of the operating segments identified by the Company, e.g. Retail Stores, Direct and Sears Home Services.

Response.

The Company advises the Staff that, as per the Company’s response to Comment No. 5 of the Staff’s letter dated August 12, 2012, the Company’s management structure is consistent with a typical “matrix” type of organization, with shared responsibilities and accountabilities for management and decision making across the three operating segments. The primary managers for the three operating segments are as follows:

Retail Stores:

Doug Campbell, Executive Vice-President, Home & Hardlines, Major Appliances and Electronics, and

Neil Curran, Senior Vice-President, Retail Stores

Mr. Curran is responsible for the operations and strategic direction of Full Line and Dealer stores, which comprise the majority of the Retail Stores operating segment, and Mr. Campbell is responsible for the operations and strategic direction of the Home stores and Corbeil stores. Mr. Curran reports to Tom Fitzgerald, Executive Vice President and Chief Administrative Officer, and Mr. Campbell reports directly to Calvin McDonald, Chief Executive Officer (the “CEO”). The CEO has been identified as the Chief Operating Decision Maker (the “CODM”) of the Company.

Direct:

Steven Goldsmith, Executive Vice-President, Merchandising, Apparel & Accessories, and

Graeme Hartlen, Vice-President, Direct

Mr. Hartlen, who is responsible for the day-to-day operations and strategic direction of the Direct operating segment, reports directly to Mr. Goldsmith. Mr. Goldsmith reports directly to the CODM.

Sears Home Services:

Peter Kalen, Executive Vice-President, Sears Financial, Home Services and Transformation, and

Terri Lowe, Vice-President, Sears Home Services

Ms. Lowe, who is responsible for the day-to-day operations and strategic direction of the Sears Home Services operating segment, reports directly to Mr. Kalen. Mr. Kalen reports directly to the CODM.

2.	Please describe the CODM meetings in terms of the nature of the discussion, who attends the meetings and how the CODM assesses performance of the operating segments of the Company.

Confidential Treatment Requested by Sears Canada Inc.

Response.

The CODM meetings, which are referred to by the Company as the Executive Leadership Team Meetings (“ELT”), are held a minimum of once per month, in the second week following the month-end close. Ad hoc ELT meetings are held periodically outside of the normal schedule to discuss corporate strategy, marketing tactics, planning and resource allocation.

The ELT members are as follows:

•	Calvin McDonald, Chief Executive Officer

•	Tom Fitzgerald, Executive Vice-President and Chief Administrative Officer

•	Sharon Driscoll, Senior Vice-President, Chief Financial Officer

•	Klaudio Leshnjani, Senior Vice-President and General Counsel

•	Peter Kalen, Executive Vice-President, Sears Financial & Home Services and Transformation

•	Doug Campbell, Executive Vice-President, Home & Hardlines, Major Appliances and Electronics

•	Steven Goldsmith, Executive Vice-President, Merchandising, Apparel & Accessories

•	Neil Curran, Senior Vice-President, Retail Stores

•	Chris Brockbank, Senior Vice-President, Marketing

•	Darlene Goren, Senior Vice-President, Information Technology

•	Susan Shaw, Senior Vice-President, Human Resources

Consistent with a typical “matrix” type of organization, discussions on financial and operating performance cover both operating segment performance, as well as product category performance. Discussions on the operating segments are led by Mr. Goldsmith, Executive Vice-President, Merchandising, Apparel & Accessories, Mr. Kalen, Executive Vice-President Sears Financial & Home Services and Transformation, and Mr. Fitzgerald, Executive Vice-President and Chief Administrative Officer. Mr. Curran and Mr. Campbell provide input with respect to the Retail Stores operating segment, depending on the nature of the discussion. Other attendees are invited to participate in the ELT meetings from time to time depending on the nature of the discussions. Mr. Hartlen and Ms. Lowe attend by invitation for most ELT discussions to provide information about Direct and Sears Home Services operating segment performance, respectively.

The material covered at the ELT meetings includes a review of financial results, a review of the status and effectiveness of strategic and tactical initiatives in progress, and a review of future initiatives.

The financial review is led by Ms. Driscoll, and typically begins with a walkthrough of the material included in Appendix A of the CODM package. The material covered includes a review of overall corporate results for the month, followed by a review of segment performance and product category performance.

The CODM assesses the performance of the operating segments based on revenue growth or decline, gross margin and earnings before interest, taxes, depreciation and amortization (“EBITDA”). The performance of product

Confidential Treatment Requested by Sears Canada Inc.

categories is typically assessed on the basis of gross margin only. Resources are allocated based on the overall strategic direction of the Company. Currently, the majority of discretionary capital is being allocated to store renovation and refresh initiatives. The capital allocation is adjusted from time to time by the CODM based on the financial results generated by recent investments.

3.	Please identify what measures of profitability in addition to gross margin the Company uses to assess the economic similarity of the operating segments identified by the Company, e.g. Retail Stores, Direct and Sears Home Services, and provide an analysis of the additional measure or measures.

Response.

The Company advises the Staff that the primary measure of profitability used to assess the economic similarity as per the guidance in IFRS 8 is gross margin; however, the Company acknowledges that EBITDA is also reviewed by the CODM and is considered in the assessment of economic similarity. EBITDA is the primary measure of overall corporate performance.

In assessing the economic similarity based on EBITDA, the Company excludes the allocation of corporate overhead, as the Company’s corporate overhead allocation methodology does not necessarily reflect the actual economic activity of the segments. Corporate overhead primarily includes an allocation of fixed costs such as information technology, finance, legal, and other indirect corporate expenses. The Company’s analysis of EBITDA is as follows:

	% Revenue Fiscal 2010						% Revenue Fiscal 2011						% Revenue Fiscal 2012 Plan
	Retail Stores		Direct		SHS		Retail Stores		Direct		SHS		Retail Stores		Direct		SHS
Adjusted Gross Margin	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%
Total Operating Expenses	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%
Adjusted EBITDA	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%	***	%

While there is some variability in cost structure across the three operating segments, such as payroll and delivery expense, the overall operating expense structure as a percentage of revenue is consistent across all three operating segments. Operating expenses were negatively impacted by 1% of revenue in Fiscal 2011 in the Sears Home Services operating segment due to a goodwill impairment charge.

Adjusted EBIDTA excludes corporate overhead allocations. For Fiscal 2012, the Company expects Adjusted EBITDA as a percentage of sales to be consistent between the operating segments, ranging from ***% to ***%, as a result of cost savings and efficiency measures that have been implemented by the Company in the Direct and Sears Home Services operating segments.

Confidential Treatment Requested by Sears Canada Inc.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We trust that the foregoing sufficiently addresses the Comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (416) 941-3023.

Very truly yours,

/s/ Sharon R. Driscoll

Sharon R. Driscoll

cc:	Dietrich King
Charles Lee
James Allegretto
Sondra Snyder
(Securities and Exchange Commission)

Klaudio Leshnjani
(Sears Canada Inc.)

Patricia A. Koval
Mile T. Kurta
David A. Seville
(Torys LLP)

Tony Grnak
(Deloitte & Touche LLP)

Confidential Treatment Requested by Sears Canada Inc.